UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Edenor S.A – Earnings Release 1Q23	1

Results for the first quarter 2023

Ticker: EDN

Ratio: 20 Class B shares = 1 ADR

Number of Shares net of Treasury Shares:875,3 million Shares | 43,8 million ADRs

Total Shares:

906,5 million Shares | 45,3 million ADRs

Market Capitalization:

ARS 184,473 billion | USD 407,024 million

Investor Relations Contacts: German Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager and Planning and Control Management
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, May 10th, 2023. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”) Argentina’s largest electricity distributor both in terms of number of customers and energy sales, informs its results for the first quarter of 2023. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Webcast information

On Thursday, May 11th, 2023, at 1 p.m. Buenos Aires / 12 p.m. New York time, there will be a webcast to analyze edenor’s 1Q23 results. Such presentation will be given by German Ranftl, edenor’s Chief Financial Officer.

Those interested in participating in the webcast are required to register by clicking here.

Questions will be answered exclusively through the webcast system.

1 Market Price as of March 9, 2023, AR$ 210,75 per share, and USD 9,30 per ADR

Edenor S.A – Earnings Release 1Q23	2

SUMMARY OF RESULTS FOR THE FIRST QUARTER 2023

Edenor exceeds the investment level of the previous quarter by 82%.

In millon of Pesos	1Q
in constant purchising power	2023	2023	ΔARS	Δ%
Revenue from sales	69,809	62,094	7,715	12%
Adjusted EBITDA	(5,175)	2,715	(7,890)	n/a
Net income	(9,962)	(5,757)	4,205	73%
Capital expenditures	9,986	5,484	4,502	82%

Revenues from sales increased by 12%, reaching AR$ 69,809 million in 1Q23 in real terms, compared to AR$ 62,094 million in the first quarter of 2022. This is mainly explained by the increase in consumption due to the record temperatures that occurred in March

EBITDA had a negative result of AR$ 5,175 million during the year 1Q23, compared to a gain of AR$ 2,715 million in the same period of the previous year. This is mainly due to an increase in operating costs and higher inflation compared to the previous year.

Net results had a loss of AR$ 9,962 million in 1Q23, experiencing a decrease of AR$ 4,421 million compared to the same period of the previous year. The variation is mainly due to the gross margin deterioration , the operating result due to the tariff delay and the cost increases due to the inflation.

During the first quarter of the year, there was a higher loss in the operating income, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market, and a higher result for exposure to changes in purchasing power (RECPAM) compared to the same period in 2022, given the higher inflation rates compared with the previous period.

Investments in 1Q23 reached AR$ 9,986 million, which means an increase of 82% compared to the same period of the previous year, aimed at improving our network in accordance with “summer plan”. This reflects the effort made by Edenor despite having reduced the gross margin due to the tariff delay.

At the end of March 2023, collection of trade receivables was 94.3%, the defaulting balance amounted to 7,237 million pesos, and general customer satisfaction was 89,3%.

On March 7, Class 2 Additional Corporate Bonds were issued for USD 30 million (hard dollar under Argentine law), also due in November 2024, having received offers for more than USD 50 million.

REGULATORY FRAMEWORK

Edenor S.A – Earnings Release 1Q23	3

•	VAD INCREASE: After the Public Hearing held on January, ENRE authorized an increase in VAD in two tranches, being 108% from April 1st, and an additional 74% from June 1st, 2023 (Resolution 241/23 – 28-2-23)
•	START OF RTI PROCESS: ENRE Resolution No. 363/2023 approved to start the process as from June 1st.

The ENRE will prepare:

- the guidelines and the development schedule that will govern the process.

- it will convene public hearings to evaluate distributors` and transporters` proposals, and to listen to the interested sectors` opinions

- it will carry out the technical-economic assessment necessary to specify, for the five-year period 2024-2028, the service quality parameters, the adjustments of current procedures and regulations, and the investments that must be done by the concession companies.

•	WINTER SEASONAL ENERGY PRICES: Resolution No. 323/2023 (29-4-23) approved the Winter Seasonal Schedule for the MEM submitted by CAMMESA, for the period between May 1, 2023 and October 31, 2023

RATINGS

The ratings given by the rating agencies were the following:

•	Given the downgrade of Argentina's country rating, S&P Global Ratings downgraded Argentina's long-term foreign currency rating from CCC+ to CCC-. At the same time, the rating on the National Scale was lowered from BB- to CCC, with a negative trend.
•	Fix SCR S.A maintained the Long-Term issue rating and that of the Existing Bonds at A-(arg), improving the negative outlook to stable.
•	Moody's Local Argentina affirmed the local currency rating at BBB+.ar with and the foreign currency rating at BBB.AR changing the outlook from negative to stable

Edenor S.A – Earnings Release 1Q23	4

MAIN RESULTS FOR THE FIRST QUARTER 2023

In millon of Pesos	1Q
in constant purchising power	2023	2022	ΔARS	Δ%
Revenue from sales	69,809	62,094	7,715	12%
Energy purchases	(50,419)	(36,723)	(13,696)	37%
Gross margin	19,390	25,371	(5,981)	(24%)
Operating expenses	(31,518)	(28,247)	(3,271)	12%
Other operating expenses	(1,612)	(2,564)	952	n/a
Asset Impairment	5,051	4,211	840	-
Net operating income	(11,536)	(3,147)	(8,389)	267%
Financial Results, net	(34,826)	(20,109)	(14,717)	73%
RECPAM*	40,488	24,064	16,424	68%
Income Tax	(4,088)	(6,565)	2,477	(38%)
Net income	(9,962)	(5,757)	(4,205)	51%

*Result for exposure to changes in purching power

Revenues from sales

Revenues from sales increased by 12% reaching AR$ 69,809 million in 1Q23, compared to AR$ 62,094 million in 1Q22. This is mainly explained by the increase in consumption due to the record temperatures that occurred in March.

Energy purchases

Energy purchases increased by 37% , considering Energy price increases and higher consumption to AR$ 50,418 million in 1Q23, against AR$ 36,723 million for the same period in 2022. The reference seasonal price for residential customers is still subsidized by the Federal Government.

Gross Margin

The gross margin corresponding to 1Q23 was AR$ 19,390 million, which represents a fall of 24% compared to the same period of the previous year. This is mainly due to the tariff delay in an inflationary context partially offset by the volume levels of energy sold.

On February 28, 2023, through Resolution No. 241/2023, the ENRE approved the new Tariff Schemes, being 108%, as of April 1, and an additional 74% for June 1, 2023.

Edenor S.A – Earnings Release 1Q23	5

Volume of Energy Sales

	3 Months 2023			3 Months 2022			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	3,133	48.3%	2,895,181	2,356	43.1%	2,864,069	33.0%	1.1%
Small commercial	587	9.0%	340,059	536	9.8%	339,647	9.4%	0.1%
Medium commercial	431	6.6%	30,944	391	7.2%	30,892	10.1%	0.2%
Industrial	989	15.2%	7,105	936	17.1%	6,931	5.6%	2.5%
Wheeling System	1,030	15.9%	693	956	17.5%	684	7.7%	1.3%
Others
Public lighting	136	2.1%	21	147	2.7%	21	(7.2%)	0.0%
Shantytowns and others	182	2.8%	592	147	2.7%	568	24.1%	4.2%
Total	6,488	100%	3,274,595	5,470	100%	3,242,812	18.6%	1.0%

	1Q2023			1Q2022			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	3,133	48.3%	2,895,181	2,356	43.1%	2,864,069	33.0%	1.1%
Small commercial	587	9.0%	340,059	536	9.8%	339,647	9.4%	0.1%
Medium commercial	431	6.6%	30,944	391	7.2%	30,892	10.1%	0.2%
Industrial	989	15.2%	7,105	936	17.1%	6,931	5.6%	2.5%
Wheeling System	1,030	15.9%	693	956	17.5%	684	7.7%	1.3%
Others
Public lighting	136	2.1%	21	147	2.7%	21	(7.2%)	0.0%
Shantytowns and others	182	2.8%	592	147	2.7%	568	24.1%	4.2%
Total	6,488	100%	3,274,595	5,470	100%	3,242,812	18.6%	1.0%

The volume of energy sales increased by 18.6%, reaching 6,488 GWh in 1Q23, against 5,470 GWh for the same period of 2022. This is mainly due to the extreme temperatures during the month of March that set a record.

Furthermore, edenor’s customer base rose by 1.0 % compared to the same period of the previous year, reaching more than 3,274,595 million of customers, mainly on account of the increase in residential customers and small commercials and as a result of the market discipline actions and the installation of 565 integrated energy meters during the first three months of the year that were mainly intended for the regularization of clandestine connections.

Edenor S.A – Earnings Release 1Q23	6

Operating Expenses

In million of pesos	1Q
in constant purchising power	2023	2022	ΔARS	Δ%
Salaries, social security taxes	(9,253)	(9,073)	(180)	2%
Pensions Plans	(910)	(540)	(370)	69%
Communications expenses	(423)	(401)	(22)	5%
Allowance for the imp. of trade and other receivables	(720)	(800)	80	(10%)
Supplies consumption	(1,404)	(1,244)	(160)	13%
Leases and insurance	(297)	(340)	43	(13%)
Security service	(476)	(422)	(54)	13%
Fees and remuneration for services	(7,550)	(5,728)	(1,822)	32%
Amortization of assets by right of use	(267)	(300)	33	(11%)
Public relations and marketing	(635)	(409)	(226)	55%
Advertising and sponsorship	(327)	(211)	(116)	55%
Depreciation of property, plant and equipment	(6,090)	(5,560)	(530)	10%
Directors and Sup. Committee members’ fees	(27)	(22)	(5)	23%
ENRE penalties	(2,172)	(2,211)	39	(2%)
Taxes and charges	(946)	(971)	25	(3%)
Other	(20)	(15)	(5)	33%
Total	(31,518)	(28,247)	(3,271)	11.6%

Operating expenses increased by 11.6%, reaching ARS 31,580 million in 1Q23 compared to ARS 28,247 million in 1Q22. This is mainly explained by the increase of 1,822 million in fees and remuneration for services.

Financial Results

Financial results experienced a higher loss in the amount of AR$ 34,826 million in 1Q 2023, increasing its losses by 73%. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA, which as of March 31, 2023, accumulates an overdue principal balance of AR$ 71,533, plus interest and surcharges in the amount of AR$ 111,597.

In this regard, CAMMESA invoices, which expired in March and April 2023, were paid in full.

Net Income

Net result decreased AR$ 4,205 million, reaching a loss of AR$ 9,962 million in 1Q23 against a loss of AR$ 5,757 million in the same period of 2022. There was a higher loss in the operating income, higher financial charges due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher positive result for exposure to changes in purchasing power (RECPAM).

EBITDA

In millon of Pesos	1Q
in constant purchising power	2023	2022	ΔARS	Δ%
Net operating income	(11,536)	(3,147)	(8,389)	267%
Depreciation of property, plant and equipment	6,361	5,862	499	9%
EBITDA	(5,175)	2,715	(7,890)	(291%)

EBITDA showed a decrease of ARS 7,890 million, reaching a negative result of AR$ 5,175 million in 1Q23, against a gain of ARS 2,715 million in the same period of the previous year. This fall is mainly explained by the tariff freeze offset by an improvement in energy losses and higher operating costs. The new rates approved on February 28 will apply from April and June 2023. There are no EBITDA adjustments between the comparison periods.

Edenor S.A – Earnings Release 1Q23	7

Capital Expenditures

During the first three months of 2023, edenor´s capital expenditures totaled ARS 9,986 million, against ARS 5,484 million in 2022, an increase of 82 % in real terms compared to the same period of the previous year.

Total investments in the amount of $9,986 correspond to

•	7,956.5 million in Electricity-related activities
•	682.7 million in Systems and others
•	1,346.8 million in Projects Staff Cost

In order to meet demand, improve service quality and reduce non-technical losses, most of the investments were assigned to the increase in capacity, installation of remote control equipment in the medium voltage network, connection of new supplies and installation of self-managed energy meters. All investments are made prioritizing the protection of the environment and safety on public roads.

Quality Standards

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the service quality, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per

Edenor S.A – Earnings Release 1Q23	8

year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the closing of the first quarter of 2023, SAIDI and SAIFI indicators for the first 3 months were 8.5 hours and 3.6 outages on average per client per year, evidencing a 19% and 13% improvement, respectively, compared to the same period of the previous year. This recovery in service levels is mainly due to the investment plan devised by the Company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid´s operation and management.

Edenor S.A – Earnings Release 1Q23	9

Energy Losses

In 1Q23, energy losses experienced a 16.0 % decrease, against 13,8 % for the same period of the previous year.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

In addition, during the period from January to March 2023, 79,483 inspections of Tariff 1 (Residential and General users) were conducted with a 50.2 % efficiency, while for the same period of the previous year 78,734 inspections had been conducted with a 54.2%. efficiency. Moreover, 565 Integrated Energy Meters (MIDE) were installed during 2023.

Regarding the recovery of energy, besides the normalization of customers with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a rate of recidivism in fraud has been observed.

Edenor S.A – Earnings Release 1Q23	10

Energy Losses

Indebtedness

As of March 31, 2023, the outstanding principal of our dollar-denominated financial debt amounts to USD 115 million, whereas the cash position net of financial debt amounts to USD -61 million.

On March 7, 2023, Class 2 Additional Corporate Bonds were issued for USD 30,000,000 (hard dollar under Argentine Law), due in November 2024.

The terms and conditions of Class 1 Senior Notes due 2025 impose restrictions on the Company´s ability to go into debt.

Such terms and conditions provide that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness, or when the Indebtedness ratio is greater than 3.75 or less than 0 and the Financial Expenses Coverage ratio is less than 2.

This situation does not trigger any Payment Default Event and the Company may incur in certain Permitted Indebtedness as established in the terms and conditions of the Notes (including the refinancing of its outstanding Notes)

Sustainability

At Edenor, we are committed to the Sustainable Development Goals. We especially make concrete and measurable contributions to 3 of these goals: Affordable and Clean Energy, Quality Education and Gender Equality.

To read the complete report: Reports and actions | edenor

Edenor S.A – Earnings Release 1Q23	11

About edenor

is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 11 million people and an area of 4,637 sq. km. In the first quarter, edenor sold 6,488 GWh of energy and purchased 7,727 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 69,809 billion adjusted by inflation as of March 2023. In turn, the company had negative net results in the amount of AR$ 9,962 million.

Disclaimer

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 12º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5511

investor@edenor.com

www.edenor.com

Edenor S.A – Earnings Release 1Q23	12

Condensed Interim Statements of Financial Position

As of March 31, 2023 and 2022

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	03.31.2023	03.31.2022		03.31.2023	03.31.2022
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	485,794	481,988	Adjustment to share capital	132,538	132,538
Interest in joint ventures	26	26	Additional paid-in capital	1,827	1,827
Deferred tax asset	778	861	Treasury stock	31	31
Other receivables	3	4	Adjustment to treasury stock	2,843	2,843
Financial assets at amortized cost	-	-	Adquisition cost of own shares	(10,924)	(10,924)
Total non-current assets	486,601	482,879	Legal reserve	9,233	9,233
			Opcional reserve	89,419	89,419
Current assets			Other comprehensive loss	(989)	(989)
Inventories	9,276	7,837	Accumulated losses	(81,839)	(71,877)
Other receivables	24,852	22,763	TOTAL EQUITY	143,014	152,976
Trade receivables	42,070	34,074
Financial assets at amortized cost	-	-	LIABILITIES
Cash and cash equivalents	7,067	1,984	Non-current liabilities
Total current assets	113,669	101,597
			Trade payables	1,026	1,120
			Other payables	20,248	21,288
TOTAL ASSETS	600,270	584,476	Borrowings	23,608	17,696
			Deferred revenue	3,666	4,477
			Salaries and social security payable	1,030	939
			Benefit plans	2,433	2,265
			Deferred tax liability	139,101	135,013
			Provisions	5,749	6,760
			Total non-current liabilities	196,861	189,558

			Current liabilities
			Trade payables	240,428	218,882
			Other payables	7,689	7,697
			Borrowings	1,056	224
			Derivative financial instruments	-	-
			Deferred revenue	44	54
			Salaries and social security payable	7,281	11,369
			Benefit plans	234	285
			Tax payable	-	-
			Tax liabilities	1,986	1,604
			Provisions	1,677	1,827
			Total current liabilities	260,395	241,942
			TOTAL LIABILITIES	457,256	431,500

			TOTAL LIABILITIES AND EQUITY	600,270	584,476

Edenor S.A – Earnings Release 1Q23	13

Condensed Interim Statements of Comprehensive Income
for the three-month period ended on March 31, 2023 and 2022

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	03.31.2023	03.31.2022
	ARS	ARS

Continuing operations
Revenue	69,809	62,094
Electric power purchases	(50,419)	(36,723)
Subtotal	19,390	25,371
Transmission and distribution expenses	(17,962)	(16,119)
Gross loss	1,428	9,252
Selling expenses	(7,699)	(7,219)
Administrative expenses	(5,857)	(4,909)
Other operating income	2,204	2,293
Other operating expense	(1,612)	(2,564)
Operating Profit (Loss)	(11,536)	(3,147)
Labilities regularization agreement	-	-
Financial income	1	17
Financial expenses	(37,827)	(16,989)
Other financial expense	3,000	(3,137)
Net financial expense	(34,826)	(20,109)
RECPAM	40,488	24,064
Profit (Loss) before taxes	(5,874)	808

Income tax	(4,088)	(6,565)
Profit (Loss) for the period	(9,962)	(5,757)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(11.39)	(6.58)

Edenor S.A – Earnings Release 1Q23	14

Condensed Interim Statements of Comprehensive Income
for the three-month period ended on March 31, 2023 and 2022

Expressed at historical values

In millon of Argentine Pesos in constant purchising power	03.31.2023	03.31.2022
	ARS	ARS

Continuing operations
Revenue	65,256	28,590
Electric power purchases	(47,137)	(16,940)
Subtotal	18,119	11,651
Transmission and distribution expenses	(12,548)	(5,679)
Gross loss	5,571	5,972
Selling expenses	(6,566)	(3,075)
Administrative expenses	(4,843)	(2,022)
Other operating expense, net	636	(512)
Operating Profit (Loss)	(5,204)	362
Financial income	1	10
Financial expenses	(36,627)	(8,373)
Other financial expense	3,629	(922)
Net financial expense	(32,997)	(9,285)

RECPAM	-	-
Profit (Loss) before taxes	(38,200)	(8,499)

Income tax	830	(1,122)
Profit (Loss) for the period	(37,371)	(9,621)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(42.71)	(11.00)

Edenor S.A – Earnings Release 1Q23	15

Condensed Interim Statements of Cash Flows

For the three-month period ended on March 31, 2023 and 2022

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	03.31.2023	03.31.2022
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(9,962)	(5,757)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	5,977	10,689

Changes in operating assets and liabilities:
Increase in trade receivables	(13,786)	(3,074)
Increase in trade payables	28,432	10,092
Income tax payment	-	-
Cammesa Commercial Financing	-	-
Others	(9,067)	(1,147)

Net cash flows provided by operating activities	1,594	10,803

Net cash flows used in investing activities	(2,894)	(7,365)

Net cash flows used in financing activities	5,985	(384)

Net (decrease) increase in cash and cash equivalents	4,685	3,054

Cash and cash equivalents at beginning of year	1,984	7,522
Exchange differences in cash and cash equivalents	416	571
Result for exposure to inflation in cash and cash equivalents	(18)	(2)
Net decrease in cash and cash equivalents	4,685	3,054
Cash and cash equivalents at the end of period	7,067	11,145

Supplemental cash flows information
Non-cash operating, investing and financing activities
Labilities regularization agreement		-
Acquisitions of property, plant and equipment through increased trade payables	(2,170)	(2,959)
Acquisitions of assets for rights of use through an increase in other debts	(912)	(1,050)

Edenor S.A – Earnings Release 1Q23	16

Investor Relations Contacts: German Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A – Earnings Release 1Q23	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 10, 2023